UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                               September 26, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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SANOFI PASTEUR PER.C6(R)-BASED SEASONAL INFLUENZA VACCINE ENTERS FIRST CLINICAL
TRIAL

* FLU VACCINE BASED ON NEW TECHNOLOGY WITHIN U.S. GOVERNMENT PREPAREDNESS
PROGRAM

* SUCCESSFUL SCALE-UP OF PER.C6(R) TO 20,000 LITERS


LYON, FRANCE; LEIDEN, THE NETHERLANDS, SEPTEMBER 26, 2006 - Sanofi pasteur, the vaccines business of the sanofi-aventis Group (NYSE: SNY), initiated its first clinical study today with a new generation of seasonal influenza vaccine produced using the PER.C6(R) cell culture technology of Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX). This trial represents one of sanofi pasteur's initiatives to diversify flu vaccine manufacturing technologies.

The trial conducted in the United States is part of a contract awarded by the U.S. Department of Health and Human Services (HHS) to accelerate the development of a new cell culture-based influenza vaccine.

"This trial will assess the safety and ability to generate an immune response of a cell culture-based vaccine that could provide an important alternative to traditional flu vaccines," said Dennis Morrison, MD, Clinical Investigator at the first trial site, Bio-Kinetic Clinical Applications, Inc. in Springfield, Missouri. The clinical study is the first step toward sanofi pasteur filing a Biologics License Application for a cell culture-based trivalent split inactivated seasonal influenza vaccine with the Food and Drug Administration
(FDA).

The phase I clinical trial will be conducted on 100 healthy adults, 18-64 years of age. Half of the study participants will receive the cell-based vaccine and the other half a traditional egg-based control vaccine. "We are pleased to participate in a study to evaluate the viability of the next generation of influenza vaccines," said Cynthia Strout, MD, Clinical Investigator at the second trial site, the Coastal Carolina Research Center in Mt. Pleasant, South Carolina.

This vaccine was developed using PER.C6(R) cell culture technology, licensed from Crucell. Cell culture technology could allow sanofi pasteur to reduce dependence on eggs while offering an additional reliable production technology.

The production scale potential of the PER.C6(R) cell line has been demonstrated in a successful bioreactor run of 20,000 liters. This project breaks new ground in vaccines technology by demonstrating effective large-scale production capacity using cell culture on a commercial scale. This scale-up process was achieved under a subcontracting agreement between sanofi pasteur and Lonza Biologics plc (Lonza Group).

As the world leader in the research, development and manufacture of influenza vaccine, sanofi pasteur is actively involved in other projects in the U.S. and Europe with the goal of developing new influenza vaccines.


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SEASONAL INFLUENZA OVERVIEW

Influenza is a highly infectious virus that spreads easily from person to person, primarily when an infected individual coughs or sneezes. According to the World Health Organization (WHO), 5-15% of the population is affected with upper respiratory tract infections in annual influenza epidemics. Hospitalization and deaths mainly occur in high-risk groups (elderly, people with chronic conditions/illness). Although difficult to assess, these annual epidemics are thought to result in between three and five million cases of severe illness and between 250,000 and 500,000 deaths every year around the world. Most deaths currently associated with influenza in industrialized countries occur among the elderly over 65 years of age.

ABOUT PER.C6(R) TECHNOLOGY FOR INFLUENZA VACCINE PRODUCTION

Crucell's PER.C6(R) technology is a cell line developed for the large-scale manufacture of biological products including vaccines. PER.C6(R) cells are highly susceptible to influenza viruses, thereby making the production of large amounts of influenza vaccine feasible. Currently used influenza vaccines are produced using embryonated chicken eggs and there is value to improving the timely production of new vaccines in large quantities to combat a potential future influenza pandemic. A PER.C6(R)-based vaccine offers the possibility of advantages for both epidemic and pandemic preparedness. In comparison with other cell-culture technologies, PER.C6(R) offers advantages in terms of its safety and capacity for economic, large-scale production.

ABOUT SANOFI PASTEUR AND CRUCELL EXCLUSIVE AGREEMENT

Sanofi pasteur, the vaccines business of the sanofi-aventis Group, entered into a strategic and exclusive agreement with Crucell N.V. on December 31, 2003 to further develop, manufacture and market cell-based novel influenza vaccine products based on Crucell's proprietary PER.C6(R) cell line technology. The agreement covers both pandemic and seasonal influenza vaccines. Crucell retains commercial rights to the vaccine in Japan.

ABOUT SANOFI-AVENTIS

The sanofi-aventis Group is the world's third-largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi pasteur, the vaccines business of the sanofi-aventis Group, sold more than a billion doses of vaccine in 2005, making it possible to protect more than 500 million people across the globe. The company offers the broadest range of vaccines, providing protection against 20 bacterial and viral diseases. For more information, please visit: www.sanofipasteur.com / www.sanofipasteur.us

ABOUT LONZA GROUP

Lonza Biologics plc, is a biotechnology contract manufacturer and biologics service provider, which is a business sector of the Lonza Group, a chemical and biotechnology company driven by the life sciences, which generated sales of CHF
2.52 billion in 2005. Headquartered in Switzerland, Lonza, operates 23 production and R&D sites around the world. Lonza is listed on the SWX Swiss Exchange and for more information, please visit www.lonza.com.

ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy and Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                                   FOR CRUCELL IN THE US:
Paul Vermeij                                   REDINGTON, INC.
Director Investor Relations and Corporate      Thomas Redington
Communications                                 Tel. +1 212-926-1733
Tel. +31-(0)71-524 8718                        tredington@redingtoninc.com
p.vermeij@crucell.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

  September 26, 2006                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer